SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated Febraury 22, 2005

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Enclosures:

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Focus on Medicines:

Creating A Global Leader
in Generics

Analyst Conference Call

February 21, 2005

[LOGO]

The following information contains certain “Forward-looking Statements” relating to the transaction and resulting business combination described herein, which can be identified by the use of forward-looking terminology such as “will” or “expect”, or by discussions of strategy, plans, intentions or potential outcomes (including synergies). Such statements include the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions.  Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the U.S. Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

Security holders of Eon Labs Inc. are urged to read the tender offer statement relating to the tender offer, when such document becomes available. The tender offer statement will contain important information. Securityholders will be able to obtain a free copy of the tender offer statement and other filed documents when they become available on the SEC’s internet site (http://www.sec.gov).

The information presented in this presentation represents management’s expectations and intentions as of February 21st, 2005. Novartis expressly disavows any obligation to update the information presented in this program.

Agenda

•	Transaction rationale	D. Vasella
•	Creating a global leader	A. Rummelt
•	Financials	R. Breu

Novartis Purpose — Focusing on Patient Needs

A commitment to

•       Better therapeutic benefit through a continuous flow of innovative, branded pharmaceuticals

•       Rapid market entry of high quality and best cost generics

•         Convenient, easily available quality OTC products

Novartis Strategy —
Consistently Focusing the Portfolio on Medicines

Novartis net sales in % by division for the full year 2004		Novartis net sales in % by division for the full year 2004E(1)

[CHART]	Sales contribution	[CHART]
Hexal & Eon Labs

(1) based on unaudited, preliminary financial consolidated statements 2004

Generics Market Place —
High Demand and Double-Digit Growth

Generics retail market segment estimates in USD bn(1)

		CAGR in % 2004-2009E
	Worldwide	10.0		• Global CAGR 2004–2009E: 10%
[CHART]	Japan	4.8	[GRAPHIC]	• US and Western Europe
	Rest of America	9.7		expected to grow fastest
	Western Europe	10.5
	US	12.6
	Other	9.3

(1)	Biopharmaceuticals excluded, after rebates
Source:	Internal estimates Sandoz based on IMS Health at ex-manufacturer prices

Generics Market Offers Significant Opportunities

Total value of US drugs going off-patent per year(1)

[CHART]

(1) Value of patent expiries by 2010 based on 2003 sales in USD m

Source: Global Generic Drug Stocks, Citigroup – Smith Barney, September 21 2004

Generics Penetration is Expected to Increase in Key Markets

Generics penetration by value 2004–2009

Market	Charge Q3 2004(1)-2009 (% pts)	Q3 2004(1) (in %)		2009E (in %)
Germany	[CHART]	19.5		24.9
France		5.6		10.3
Italy		1.9		5.3
Spain		4.7		7.1
Canada(1)		13.7	(2)	16.0
US(2)		6.7	(2)	7.7

(1)           Moving annual total per Q3 2004

(2)           MAT Q2 2004

Source:  Sandoz estimates

Building a Global Generics Leader

•                  Strong competitive position in relevant markets

•                  First entry and broad product offering

•                  Continuous productivity gains and cost leadership intent

•                  Technological differentiation (difficult to make biopharmaceuticals)

•                  Skilled and engaged team

A Transformational Transaction for Sandoz

[CHART]

Moving into the Top Rank

Nine-Month 2004 sales (in USD m)
Excluding branded product sales for Teva, Watson and Mylan

Sandoz (pro forma)	3’631
Teva	3’105
Sandoz	2’178
Merck Gx	1’452
Ivax	1’328
Ratiopharm	1’136
Hexal	1’132
Watson	947
Alpharma	925
Barr	869
Mylan	779
Eon Labs	321

Source: Quarterly company reports, Ratiopharm based on IMS and internal assumptions

A Compelling Business Portfolio

[CHART]

Complementary Geographic Contributions

Sandoz	Hexal(1)	Eon Labs
USD 3.0 bn	USD 1.6 bn	USD 0.4 bn

[CHART]	[CHART]	[CHART]

Sandoz
	[CHART]	Global annual
sales of
USD 5.1 bn

(1)                   2004 estimates for retail sales by region

(2)                   Global sales in biopharmaceuticals and anti-infectives

(3)                   Includes Eastern Europe, Middle East and Africa

Leading Positions in Key European Markets

[CHART]

Source: Sandoz Business Intelligence, IMS/MAT Q3/04

Strong Business Logic

Sandoz

•                  Global organization, production and R&D network

•                  World leader in anti-infectives

•                  Vertically integrated

•                  Advanced in biopharmaceuticals

Hexal

•                  Best in class registration and development

•                  Market leader in Germany and strong in other key markets

•                  Strong marketing and licensing capabilities

•                  Strong know-how in:

•                  Patches & implants

•                  Advanced formulations

•                  Biopharmaceutical formulations

Eon Labs

•                  One of the most effective product development teams in US

•                  Leading market share for most of its products

•                  Proven track record of ANDA filings

A Transaction that Meets Strategic Objectives

•                  Highly complementary (geography, portfolio and technologies)

•                  Top positions in key markets, particularly in US and in Germany

•                  Significantly broadened product portfolio

•                  One of the largest pipelines in the industry covering most generic opportunities

•                  Best-in-class development teams with proven track record of being first to market

•                  Leadership in high-value delivery technologies and biopharmaceuticals

•                  Scale in manufacturing and infrastructure in low-cost countries

•                  Entry into key emerging markets: Japan and China

Transaction Synergies

•                  Transformational transaction

•                  Sales synergies through broader geographic coverage of complementary product line

•                  Potential sales synergies between generics and branded, innovative pharmaceuticals with large customers, e.g. governments, pharmacy-chains

•                  Production synergies between generics and branded pharmaceuticals (e.g. biopharmaceuticals)

•                  Cost synergies of USD 200 m p.a. within three years

Experienced Leadership Team in Place(1)

[CHART]

* Bernhard Hampl, currently CEO of Eon Labs, has been designated as new head of the US operations of Sandoz and will report to Thomas Strüngmann.

(1) The chart reflects the nominated leadership team, effective as of closing of transaction. Also this chart indicates the functional reporting relationship of the leadership team to Andreas Rummelt.

The members actual reporting is within the companies which employ them.

Agenda

• Transaction rationale	D. Vasella
• Creating a global leader	A. Rummelt
• Financials	R. Breu

Key Success Factors in the Generics Market

•                  Strong market position in most key markets

•                  First to the market – and last in market

•                  Broad product portfolio including “difficult-to-make” generics

•                  Biopharmaceuticals market opportunities

•                  Cost competitiveness (production, sourcing and vertical integration)

•                  Quick and creative response to changing market conditions

Sandoz — A Powerhouse in the Making

Strongest brand names in Generics coming together

# 1 worldwide

# 1 in Europe

# 1 in Germany

# 2 in US

# 1 in antibiotics

A pioneer in biopharmaceuticals

Strengthened position in injectables

Strong Presence Across the Globe

[GRAPHIC]

(1) Based on in-market sales (includes also countries without local subsidiaries)

Broad Product Portfolio

Top marketed brands

[CHART]

Centers of Excellence in Development

[GRAPHIC]

(1) API (Active Pharmaceutical Ingredients),

(2) Antibiotics,

(3) Oncology

Strong Pipeline —
Major Launches in 2005 in the US and Germany

Number of planned launches 2005

[CHART]

		Brand sales(1) 2003, in USD

Sandoz (US, Ger)	33	8.5 bn
Hexal (Ger)	24	0.8 bn
Eon Labs (US)	13	6.5 bn

70 planned launches in 2005

(1) Source: IMS for brand sales 2003

Powerful Position in Biopharmaceuticals

•                  Leading position in biopharmaceuticals

•                  Combined company with more than 10 year track record in developing and producing biopharmaceutical products

•                  Development centers in Kundl, Schaftenau, Ljubljana and Munich

•                  Many advanced development programs

•                  Highly complementary geographic and portfolio split

•                  Sandoz provides manufacturing expertise in biopharmaceutical API and finished dosage forms

•                  Hexal offers a highly complementary network of partner companies

Global Production Network and Strong Technology Centers of Excellence

[GRAPHIC]

Positioned for Dynamic Growth

Market presence

•                  No. 1 player in Germany, No. 2 player in US

•                  No. 1 or 2 position in 7 key European markets

•                  Stronger foothold in Asia and Latin America

Technologies

•                  Strengthened technology base in development and production

•                  Extended capabilites in Biopharmaceuticals

Costs

•                  Strengthend capabilities in vertical integration to secure future cost competitiveness

•                  Scale in manufacturing and infrastructure in low cost regions

Pipeline

•                  70 planned launches in 2005 (US and Germany)

•                  More than 250 development projects

Integration Strategy

•                  Significant work already done

•                  Decision on top positions taken

•                  “Best of all three” people concept

•                  Excellent talent in all three companies

•                  Best skills and abilities to match jobs

•                  Integration of a global manufacturing network

•                  Centers of expertise in development

•                  Local sales and marketing

•                  Entrepreneurial spirit and speed

Significant Synergies To be Captured Short-, Mid- and Long-Term

•                  Short term

•                  Reduced need for licensing in

•                  Reduction of overlapping development projects

•                  Capture early entry opportunities as preferred partner

•                  Mid term

•                  Consolidation of operations and distribution in M&S

•                  Savings in shared services

•                  Consolidation of development activities

•                  Increased negotiation power for sourcing

•                  Long term

•                  Consolidation of global production network

•                  COGS reduction due to vertical integration

Integration Process

Announcement

Targets / Governance

•                  Define integration governance / structure

•                  Decide key staffing

•                  Set synergy targets

Close

Integration planning

•                  Create task forces and integration office

•                  Develop master plan

•                  Make and finalize recommendations

•                  Confirm synergies

Implementation

•                  Kick-off integration

•                  Identify and capture quick wins

•                  Establish budget, financial and non-financial targets

•                  Integrate development and production network

•                  Harmonize pipelines

Conclusions

•                  Excellent strategic rationale

•                  Highly complementary assets

•                  Experienced management team

•                  Industry leading development platform

•                  Well-positioned for future growth

Agenda

• Transaction rationale	D. Vasella
• Creating a global leader	A. Rummelt
• Financials	R. Breu

Transaction Terms

•                  Two separate agreements to acquire in cash for EUR 5.65 bn 100% of Hexal and 67.7%(1) of Eon Labs

•                  This will be entirely financed by available cash reserves and by the ongoing generation of free cash flow

•                  The acquired companies will be fully consolidated at closing

•                  Closing is expected in H2 2005

•                  60 m share block purchase subject to closing of Hexal deal

•                  Subject to customary regulatory approvals

(1)         60 m shares held by the Strüngmann family, remaining shares held by Hexal

Transaction Terms for Eon Labs Minority Shareholders

•                  Tender offer to acquire the 31.9 m remaining fully diluted shares at USD 31.00 per share representing a total value of USD 1.0 bn

•                  A premium of 25 % over the unaffected price and a premium of 9% to the price paid for controlling block

•                  Transaction unanimously recommended by Board of Eon Labs

•                  Financed from Group cash reserves

•                  Closing expected in H2 2005

•                  Subject to customary US regulatory approvals

•                  Subject to acquisition of the 60 m share block purchase

All Three Companies Have a History of Above Market Growth

CAGR 1997-2004(1)

[CHART]

(1)  Growth in USD, Source: Sandoz analysis for global market, internal data for companies

Overview of Key Financials(1)

2004 pro forma figures in USD m	Hexal(1)	Eon Labs(1)	Sandoz	Sandoz (combined)
Sales	1 605	431	3 045	5 081

Gross profit	945 (2)	240	1 422	2 607
in percent of sales	58.9%	55.8%	46.7%	51.3%

R&D	156	22	286	463
in percent of sales	9.7%	5.0%	9.4%	9.1%

SG&A	545 (2)	46	710	1 301
in percent of sales	33.9%	10.7%	23.3%	25.0%

Operating income	244 (3)	173	235	652
in percent of sales	15.2%	40.0%	7.7%	12.8%

Employees	~ 7 000	~ 500	~ 13 000	>20 000

(1) Based on unaudited, preliminary consolidated financial statements 2004

(2) Normalized for one-time effects

(3) Excl. amortisation of intangibles

USD 200 m in Annual Cost Synergies to be Realized Within 3-Year Time Period

Realized cost synergies by year in %

[CHART

Financial Conclusions

•                  Valuation underpinned by growth prospects and synergies

•                  13.9 x EBIT and 11.7 x EBITDA (after synergies)

•                  Accretive to reported earnings in 2006, even including all acquisition related expenses and amortisation

•                  Financing out of Group cash reserves and strong free cash flow generation

•                  No change in AAA rating expected

•                  Continuation of share buy-back policy – up to 50% of Free Cash Flow generated and not reserved for acquisitions is available for share buy backs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 22, 2005	By:	/s/ MALCOLM B. CHEETHAM
		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial Reporting and Accounting